AMENDED AND RESTATED COMPANY AGREEMENT OF SPECIAL LEAF LLC

A Texas Limited Liability Company

This Amended and Restated Company Agreement ("**Agreement**") of SPECIAL LEAF LLC (the "**Company**") is executed to be effective May 3, 2024 (the "**Effective Date**"), and adopted by the Company, the Manager and the Members who acquire Units of the Company.

RECITALS

WHEREAS, Christopher Jason Cook (the "**Founder**") caused the Company to be formed under the laws of the State of Texas by filing the Certificate of Formation (as may be amended, the "**Certificate**") on November 3, 2021;

WHEREAS, the Company originally adopted the Company Agreement on August 22, 2022 (the "**Original Agreement**") and desires to amend and restate the Original Agreement as provided herein.

NOW, **THEREFORE**, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree amend and restate the Original Agreement as follows:

ARTICLE I. DEFINITIONS

Capitalized terms used herein are defined as set forth in **Exhibit A** attached hereto.

ARTICLE II. ORGANIZATIO N

2.01 ***Formation.*** The Company was formed pursuant to the filing of the Certificate under and pursuant to the BOC and the issuance of the Certificate for the Company by the Secretary of State of Texas on November 3, 2021. This Agreement shall constitute the "company agreement" (as that term is used in the BOC) of the Company. The rights, powers, duties, obligations, and liabilities of the Members and the Managers shall be determined pursuant to the BOC and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member or the Manager are different by reason of any provision of this Agreement than they would be under the BOC in the absence of such provision, this Agreement shall, to the extent permitted by the BOC, control.

2.02 ***Name.*** The name of the Company is "SPECIAL LEAF LLC." All Company business must be conducted in that name or such other names that comply with applicable law as the Manager may select from time to time.

2.03 ***Registered*** Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company shall be at the address designated as such in the Certificate, or such other office as the Manager may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Texas shall be as set forth in the Certificate. The principal office of the Company shall be at such place as the Manager may designate from time

to time and the Company shall maintain records there as required by the BOC and shall keep the street address of such principal office at the registered office of the Company in the State of Texas. The Company may have such other offices as the Manager may designate from time to time.

2.04 ***Purpose.*** The Company is organized for the purpose of engaging in any lawful business, purpose or activity that may be undertaken by a limited liability company organized under and governed by the BOC. The Company shall possess and may exercise all of the powers and privileges granted by the BOC, by any other law or by this Agreement, together with any powers incidental thereto, including such powers and privileges as are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

2.05 ***Term.*** The existence of the Company shall commence on the date the Secretary of State of Texas issued the Certificate and shall continue in existence perpetually until the Company is terminated in accordance with the provisions of this Agreement or as provided by applicable law.

2.06 ***No State-Law Partnership.*** The Members intend that the Company not be treated as a Texas partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager shall be considered to be a partner or joint venturer of any other Member or Manager. However, for Federal and State income tax purposes, it is the intention that the Company be taxed as a sole proprietorship if the Company has a single member or as a partnership if the company has two or more members and this Agreement may not be construed to suggest otherwise.

ARTICLE III.
MEMBERSHIP; DISPOSITIONS OF INTERESTS

3.01 ***Members; Units Generally.*** The membership interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including Voting Rights, if any, set forth in this Agreement with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. As of the Effective Date, the Members of the Company are the Persons executing this Agreement as Members, holding Units and having the Unit Percentage as shown on Schedule I.

3.02 ***Restrictions on Transfers***.

(a) A Member may not make a Transfer of such Member's Units, in whole or in part, to any Person unless such Transfer is effected as follows (each, a "**Permitted Transfer**"):

(i) The Transfer is to a Permitted Transferee;

(ii) The Transfer is approved by the Manager; or

(iii) The Transfer is in compliance with the restrictions and obligations set forth elsewhere in this **Article III**.

(b) If the Company is required to recognize a Transfer that is not a Permitted Transfer (or if the Manager, in his sole discretion, elects to recognize a Transfer that is not a Permitted

Transfer), such transferee shall be deemed an Unadmitted Assignee and the rights of such transferee to the Units Transferred shall be strictly limited to the transferor's rights to allocations and distributions as provided by this Agreement with respect to the Transferred Units, which allocations and distributions may be applied (without limiting any other legal or equitable rights of the Company, the Manager or the Members) to satisfy any debts, obligations, or liabilities for damages to the transferor or transferee as such interest may have to the Company. Each of the Members acknowledges and agrees that this restriction on Transfer is a material term of this Agreement and is reasonably necessary to carry out the purposes of the Company. Any attempted Transfer by a Member of such Member's Units or of any interest or right therein or portion thereof in violation of this provision shall be null and void and without any effect.

(c) In the case of a Transfer or attempted Transfer of Units or any interest in the Company that is not a Permitted Transfer, the parties engaging or attempting to engage in such Transfer shall indemnify and hold harmless the Company and the other Members from all costs, liability and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability, accounting, legal and other fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby.

3.03 *Admission of Additional Members*.

(a) Any Units acquired pursuant to any provision of this **Article III** shall constitute Units following the Transfer, provided that any Person acquiring such Units who is not a Member prior to such acquisition shall become a Member (an "**Additional Member**") only if:

(i) the admission of the proposed Member is approved by the Manager or otherwise pursuant to the terms of this Agreement;

(ii) the proposed Member files with the Company a written and dated instrument in form and substance reasonably satisfactory to the Manager, which instrument shall (A) contain the acceptance by such proposed Member and his or her spouse, if any, of all of the terms and provisions of this Agreement and agreeing to be bound hereby; (B) contain such representations as the Manager may deem necessary or advisable to assure that the issuance of a Units to such proposed Member need not be registered under any applicable federal or state securities laws; (C) instruct the proposed Member as to whom and at what address Company distributions and notices in respect of such Units should be sent; and
(D) contain any information required under the Code that is requested by the Manager;

(iii) the proposed Member pays a Transfer fee to the Company in an amount determined by the Manager and sufficient to cover all reasonable expenses in connection with the Transfer of the Units and admission of such Person as a substituted Member; and

(iv) provides the Company with evidence satisfactory to counsel of the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement.

Any Units transferred pursuant to any provision of this **Article III** shall remain subject to all the provisions of this **Article III** and this Agreement. The Company shall amend the Signature Page attached hereto from time to time to reflect the admission of substituted Members. Any Person that is assigned Units of the Company and who is not admitted as Member pursuant to this Section 3.03 shall be deemed an Unadmitted Assignee in accordance with Section 3.04(b).

3.04 ***Additional Members***.

(a) The Manager shall have the right to admit additional Persons to the Company as Members and Units may be created and issued to those Persons subject to Members' Approval and the rights of the Members pursuant to **Section 3.08**. The terms of admission or issuance must specify the Units and the Capital Contributions and/or commitments applicable thereto and may provide for the creation of different classes or groups of Members and having different rights, powers and duties. The Manager shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, and such an amendment need be executed only by the Manager. Any such admission shall be effective only after the new Member has executed and delivered to the Manager a document including the new Member's notice address, and its agreement to be bound by this Agreement. The provisions of this **Section 3.04** shall not apply to Transfers of Units.

(b) Notwithstanding anything herein to the contrary, a Person who acquires any Units (or portion thereof) of the Company but who is not admitted as a Member pursuant to **Section 3.04(a)** or **Section 3.03** (an "**Unadmitted Assignee**") shall be entitled only to allocations and distributions with respect to such Units in accordance with Article V, but shall have no right to any information or accounting of the affairs of the Company, shall not be entitled to inspect the books or records of the Company, and shall not have any of the rights of a Member under the BOC or this Agreement. Further, the Units held by such Unadmitted Assignee shall be subject to all of the restrictions on the Members in **Article III**, but such Unadmitted Assignees shall not be entitled to exercise any of the rights of a Member in such Sections. An Unadmitted Assignee shall not have any Voting Rights and the Voting Rights associated with the Units held by an Unadmitted Assignee shall terminate.

3.05 ***Drag Along Right***.

(a) In the event that Member(s) (the "**Dragging Members**") having the right to vote Units representing at least 70% of the outstanding Units held by all Members decide to sell all of their Units in the Company to a third party (such third party being referred to herein as the "**Purchaser**"), then the Dragging Members shall have the option, but not the obligation, to require the other Member(s) to Transfer their Units in the Company to the Purchaser on the same terms and conditions and for the same pro rata price (the "**Purchase Price**") offered to the Dragging Members (such right of the Dragging Members to cause the other Members to Transfer their Units to the Purchaser being referred to herein as the "**Drag Along Right**").

(b) If the Dragging Members elect to exercise the Drag Along Right pursuant to **Section 3.05(a)**, then the Dragging Members shall send a written notice to the other Members specifying the Purchase Price and the date on which the closing of the Transfer is anticipated (the "**Closing**"), which date shall not be earlier than 30 days from the date that such notice is delivered. At the Closing, the Dragging Members shall require the Purchaser to pay to the other Members the Purchase Price in the same manner in which the Dragging Members are paid for their Units and the Dragging Members and each other applicable Member shall transfer and assign to the Purchaser all of such Member's Units in the Company free and clear of any encumbrances, and execute and deliver to the Purchaser any and all documentation reasonably required by the Purchaser or any other Member in order to effectuate such Transfer.

3.06 ***Tag Along Right***.

(a) In the event that the Dragging Members do not exercise the Drag Along Right, then as a condition of the sale, the Dragging Members shall provide at least 30 days advance notice prior to the proposed sale, and permit the other Members (the "Tag Along Members"), at their option, to sell their Units in the Company to the Purchaser on the same terms and conditions and

for the same Purchase Price offered to the Dragging Members (the "**Tag Along Right**"), and the contract of sale for the Units of the Dragging Members with the Purchaser shall not be valid unless it provides for the purchase by the Purchaser of all the Units of the Tag Along Members.

(b) The Tag Along Right shall be exercised by written notice to the Dragging Members within 14 days after receipt of written notice from the Dragging Members of their intention to effectuate a Transfer and the material terms thereof, including the purchase price (failure to give any notice during said 14 day period shall be deemed to be an election by the Tag Along Members not to exercise such Tag Along Right). At the Closing of such Transfer, the Dragging Members shall require the Purchaser to pay to the Tag Along Members the Purchase Price in the same manner in which the Dragging Members are paid for their Units in the Company, and the Tag Along Members shall transfer and assign to the Purchaser all of the Tag Along Members' Units in the Company free and clear of any encumbrances, and execute and deliver to the Purchaser any and all documentation reasonably required by the Purchaser or the any Member in order to effectuate such Transfer.

3.07 ***Further Actions in Connection with Closing***. All Members, if the Dragging Members elect to exercise their rights under **Section 3.05(a)**, or the Tag Along Members, if such Tag Along Members elect to exercise their rights under **Section 3.06**, shall: (i) take such actions as may be reasonably requested by the Dragging Members in connection with exercise of the Drag Along Right; (ii) vote in favor of, consent to and raise no objections against the Transfer to the Purchaser, the Closing or the process pursuant to which the Transfer was arranged; (iii) waive any dissenter's rights; (iv) bear their pro-rata portion of any escrows or holdbacks; (v) execute and deliver written consents of Members, proxies, letters of transmittal, and purchase agreements, in each case so long as the Dragging Members have also executed such documents on no more favorable a basis than the other Members; and (vi) make such representations, warranties, covenants, indemnities (based on their proportionate share of the proceeds resulting from such sale) and covenants as are customary for transactions of the nature of such sale; *provided, that* all representations, warranties, covenants and indemnities shall be made by the Members severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties shall be pro rata based on the consideration received by the Members, in each case in an amount not to exceed the aggregate proceeds received by the Members in connection with any such Transfer.

3.08 ***Preemptive Rights.***

(a) If the Company proposes to sell or issue any Units in the Company or any securities convertible or exchangeable into Units in the Company to any Person in a transaction or transactions other than in connection with (i) the acquisition by the Company or its Affiliate(s) of any other Person, business or assets or (ii) any exchange for services, each Member shall have the right to purchase directly or through any Affiliate, a number of such Units up to its Allocable Share (as defined below) of such Units.

(b) Any participation pursuant to this **Section 3.08** shall be on the same terms and conditions as applied to all offerees in the respective offering. In the event of a proposed transaction or transactions, as the case may be, that would give rise to preemptive rights of the Members, the Company shall provide notice (the "**Initial Notice**") to such parties no later than fifteen (15) days prior to the expected consummation of such transaction or transactions. Each party possessing preemptive rights hereunder shall provide notice of its election to exercise such rights within seven (7) days after delivery of such Initial Notice from the Company (each party electing to exercise its preemptive right in such instance is referred to as an "**Electing Party**"). The failure of a Member to respond to the Initial Notice and affirmatively exercise its preemptive

right in accordance with the terms of this Agreement shall be deemed an election not to exercise its preemptive right in connection with such proposed transaction or transactions. If a Member shall elect not to exercise its respective preemptive right to purchase up to its entire Allocable Share, then each Electing Party shall have the right to purchase additional securities that are the subject of the proposed transaction or transactions, from the securities as to which no such right was exercised, on a pro rata basis based on each such Electing Party's Allocable Share relative to the sum of the Allocable Shares of all those Electing Parties desiring to purchase additional securities, insofar as more than one such Electing Party desires to so purchase additional securities.

(c) As used in this **Section 3.08**, "**Allocable Share**" means, with respect to Units offered pursuant to this **Section 3.08**, a percentage amount of securities proposed to be sold by the Company that is equal to such Member's Unit Percentage.

3.09 ***Liability to Third Parties.*** No Member or Manager shall be liable for the debts, obligations or liabilities of the Company, including under a judgment decree or order of a court.

3.10 ***Lack of Authority.*** No Member (other than a Manager or an officer acting in such capacity) has the authority of power to act for or on behalf of the Company, to do any act that would be binding on the Company or to incur any expenditures on behalf of the Company.

ARTICLE IV. CAPITAL CONTRIBUTIONS

4.01 ***Contributions.*** Each Member has contributed or is contributing to the capital of the Company concurrently with its execution and delivery hereof, and such Capital Contributions are set forth in the records of the Company.

4.02 ***Subsequent Contributions.*** No Member shall be required to make any additional Capital Contributions after the Effective Date unless agreed to in writing by the contributing Member and with Members' Approval; provided that additional Units may be issued by the Company in accordance with **Section 3.04** above.

4.03 ***Return of Contributions.*** Except as provided in this Agreement, a Member is not entitled to the return of any part of its Capital Contributions or to be paid interest with respect to either its Capital Account or its Capital Contributions. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.04 ***Capital Accounts.*** A capital account (a "**Capital Account**") shall be established and maintained for each Member. To the extent applicable, each Member's Capital Account (a) shall be increased by (i) the amount of money contributed by that Member to the Company, (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Internal Revenue Code if applicable), and (iii) allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treasury Regulation § 1.704- 1(b)(2)(iv)(g), but excluding income and gain described in Treasury Regulation § 1.704-1(b)(4)(i), and
(b) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Internal Revenue Code if applicable), (iii) allocations to that

Member of expenditures of the Company described in Section 705(a)(2)(B) of the Internal Revenue Code, and (iv) allocations of Company loss and deduction (or items thereof), including loss and deduction described in Treasury Regulation § 1.704- 1(b)(2)(iv)(g), but excluding items described in clause (b)(iii) above and loss or deduction described in Treasury Regulation § 1.704-1(b)(4)(i) or § 1.704-1(b)(4)(iii). To the extent applicable, the Member's Capital Account also shall be maintained and adjusted as permitted by the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treasury Regulation §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, amortization and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treasury Regulation § 1.704- 1(b)(2)(iv)(g). A Member that has more than one Units shall have a single Capital Account that reflects all its Units, regardless of the class of Units owned by that Member and regardless of the time or manner in which those Units were acquired. On the transfer of all or part of a Units, the Capital Account of the transferor that is attributable to the transferred Units or part thereof shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation § 1.704-1(b)(2)(iv)(l).

ARTICLE V. ALLOCATIONS AND DISTRIBUTIONS

5.01 ***Allocations.***

(a) The Company's profits and losses for each fiscal year will be allocated among the Members pro rata in accordance with their Unit Percentage.

(b) Notwithstanding any other provision of this Agreement, "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each fiscal year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Unit Percentage.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d) All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

5.02 ***Distributions.***

(a) Any available cash of the Company, after allowance for payment of all Company obligations then due and payable, including debt service and operating expenses, and for such reasonable future capital requirements or reserves as the Manager may determine or as otherwise contemplated in the Company's budget, shall be made to the Members at the times and in the aggregate amounts as determined in the sole discretion of the Manager. Such distributions shall be paid to the Members pro rata in accordance with their respective Unit Percentage.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section

101.206 of the BOC or other applicable law.

ARTICLE VI. MANAGEMENT

6.01 ***Management by Managers.***

(a) Except for Major Decisions (as defined below) or other situations in which the approval of the Members is required by non-waivable provisions of applicable law, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company, shall be managed under the direction of, the Manager. Initially, the number of Managers shall be one (1) and the name of the initial Manager is Christopher Jason Cook (the "**Manager**").

(b) The Manager may only be removed upon the approval of all of the Members, including the Founder. Any vacancy occurring in the position of Manager shall be filled by Members' Approval. A Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

(c) The Manager may act in accordance with this Article VI without the need for a meeting, and any action required or permitted to be taken by the Manager may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the Manager.

6.02 ***Officers***.

(a) The Manager may designate (and remove) one or more persons to be officers of the Company. Any officers designated by the Manager shall have such authority and perform such duties as the Manager may delegate to them and if the title is one commonly used for officers of a business corporation formed under the BOC, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager pursuant hereto. The salaries or other compensation, if any, of the officers and agents of the Company shall be determined in the sole discretion of the Manager.

(b) As of the Effective Date, Christopher Jason Cook is hereby designated as Chief Executive Officer (CEO) of the Company and shall receive an annual salary for his role as same as determined in the sole and reasonable discretion of the Manager.

6.03 ***Major Decisions***.

(a) Without the Members' Approval, the Company shall not, and shall not enter into any commitment to, take any of the following actions (each a "**Major Decision**" and collectively, the "**Major Decisions**":

(i) Amend the Company's organizational documents that adversely affects the right(s) of the Investor Members;

(ii) Amend the Company's certificate of formation;

(iii) Issue or redeem from, any Person, any Units in the Company except as otherwise expressly permitted by this Agreement;

(iv) Make a request for additional Capital Contributions to the Company;

(v) Enter into any fundamental transaction such as a consolidation, reorganization, merger, or sale of substantially all of the assets of the Company;

(vi) Borrow, guarantee, or refinance any indebtedness of the Company;

(vii) Enter into any transaction or agreement with a Member or an Affiliate of a Member; and/or

(viii) Dissolve, wind up or liquidate the Company or file any petition in bankruptcy.

6.04 ***Member Meetings; Voting***.

(a) Meetings of the Members may be called by (i) the Manager or (ii) by a Member or group of Members holding a majority of Units in the Company. Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than three (3) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be.

(b) Each Member shave have one (1) vote per Unit.

(c) Members may participate in and hold meetings of Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can communicate with each other, and participation in such a meeting shall constitute presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d) Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the Members having not fewer than the minimum number of votes that would be necessary to take the action at a meeting at which all Members entitled to vote on the action were present and voted.

ARTICLE VII. INDEMNIFICATION

7.01 *Standard of Care*. In the performance of their respective duties under this Agreement, and with respect to any action taken by the Managers or the Members on behalf of or with respect to the Company, the Managers and the Members shall use reasonable, good faith efforts to conduct the business of the Company in a good and businesslike manner and in accordance with good business practice.

7.02 ***Exculpation.*** Neither any officer, any Manager, any Member, any Affiliate of a Member nor the estate of any of the foregoing (each a "**Covered Person**") shall be liable to the Company or any Member under any theory of law, including tort, contract or otherwise (INCLUDING A COVERED PERSON'S OWN NEGLIGENCE) for any loss, damage or claim incurred by reason of any act or omission by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, including any such loss, damage or claim attributable to errors in judgment, negligence or other fault of such Covered Person, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of any breach of fiduciary duty, gross negligence or willful misconduct of such Covered Person. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid

7.03 ***Indemnification.***

(a) To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect to any loss, damage or claim incurred by reason of any breach of fiduciary duty, gross negligence or willful misconduct of such Covered Person; provided, however, that any indemnity under this **Section 7.03** shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof. THE FOREGOING INDEMNITY IS INTENDED TO INDEMNIFY EACH COVERED PERSON FOR HIS/HER/THEIR OWN ACTS OF NEGLIGENCE AND SHALL APPLY IRRESPECTIVE OF ANY CLAIM OF CONCURRENT OR CONTRIBUTORY NEGLIGENCE ON THE PART OF SUCH COVERED PERSON.

(b) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding for which indemnity is sought under this Agreement shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized under this **Article VII**.

(c) The right to indemnification and advancement and payment of expenses provided in

this **Article VII** shall not be exclusive of any other right which a Covered Person may have or hereafter acquire by any law (common or statutory), a provision of the Company's governing documents, or otherwise, it being the intention of the parties to give Covered Persons the broadest indemnification rights permitted by law and the Company's governing documents.

7.04 *Savings Clause*. If this **Article VII** or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless the Covered Persons indemnified pursuant to this **Article VII** as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent permitted by any applicable portion of this **Article VII** that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VIII. TAXES

8.01 *Tax Returns*. The Manager shall cause to be prepared and filed all necessary federal and state income tax returns for the Company. Each Member shall furnish to the Manager all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

8.02 *Tax Matters Partnership Representative***.** Christopher Jason Cook shall be the "partnership representative" (as defined in Section 6223(a) of the Code, as in effect for taxable years beginning after December 31, 2017 and the Treasury Regulations thereunder). In such capacity, Christopher Jason Cook shall (a) represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith, (b) take all such other actions designated for the partnership representative under applicable Treasury Regulations, (c) inform each other Member of all significant matters that may come to its attention by giving notice thereof on or before the twentieth (20th) day after (or if applicable, such shorter period as may be required by the appropriate statutory or regulation provisions) becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity, and (d) not bind any Member to a settlement agreement without obtaining the consent of such Member. All costs and expenses incurred by Ironwood as tax matters partner or partnership representative in the performance of its duties and privileges as such shall be borne by the Company.

ARTICLE IX.

BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

9.01 *Maintenance of Books*. The Company shall keep books and records of accounts and shall keep minutes of the proceedings of its Members and the Manager. The calendar year shall be the accounting year of the Company.

9.02 *Reports*. On or before the 120th day following the end of each fiscal year during the term of the Company, the Managers shall cause each Member to be furnished with a balance sheet, an income statement, and a statement of changes in Members' capital of the Company for, or as of the end of, that year.

9.03 *Accounts*. The Manager shall establish and maintain one or more separate bank and/or investment accounts and arrangements for Company funds in the Company name with financial

institutions and firms that the Manager determines in his sole discretion. The Manager may not commingle the Company's funds with the funds of any Member.

ARTICLE X.

DISSOLUTION, LIQUIDATION, AND TERMINATION

10.01 ***Dissolution.*** The Company shall dissolve, and its affairs shall be wound up, on the first to occur of the following:

(a) upon the Members' Approval;

(b) the occurrence of any other circumstance which, by law, would require the Company to wind up and be terminated; or

(c) entry of a decree of judicial dissolution of the Company under the BOC.

The death, retirement, resignation, expulsion, Bankruptcy or dissolution of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company.

10.02 ***Liquidation and Termination.*** On dissolution of the Company, the Manager shall act as liquidator or may appoint one or more Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the BOC. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Members. The steps to be accomplished by the liquidator are as follows:

(a) as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b) the liquidator shall cause the notice to be mailed to each known creditor of and claimant against the Company;

(c) the liquidator shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(d) all remaining assets of the Company shall be distributed to the Members as follows:

(i) the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the Members;

(ii) with respect to all Company property that has not been sold, the Unrealized Gain or Unrealized Loss of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the Unrealized Gain or Unrealized

Loss would be allocated among the Members if a taxable disposition of that property for the fair market value of that property had occurred on the date of distribution; and

(iii) Company property shall be distributed among the Members pro rata to the extent of their unreturned Capital Contributions.

The net fair market value of any property distributed as such shall be distributed in the same manner as if such amount were cash. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributee pursuant to this **Section 10.02**. The distribution of cash and/or property to a Member in accordance with the provisions of this **Section 10.02** constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Units and all the Company's property and constitutes a compromise to which all Members have consented within the meaning of the BOC. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

10.03 ***Deficit Capital Accounts.*** Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Units, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

10.04 ***Certificate of Termination.*** On completion of the distribution of Company assets as provided herein, the Company is terminated, and the Manager (or such other Person or Persons as the BOC may require or permit) shall cause the filing of a Certificate of Termination with the Secretary of State of Texas, cancel any other filings and take such other actions as may be necessary to terminate the Company.

ARTICLE XI.

CALL RIGHT; CONFIDENTIALITY; PROPRIETARY RIGHTS; NONCOMPETE

11.01 ***[Intentionally Deleted]***

11.02 ***Confidentiality***. Each Investor Member acknowledges and agrees that during the course of his/her/their investment and/or involvement with the Company, such Investor Member will have access to and learn about confidential, secret and proprietary documents, materials, data and other information, in tangible and intangible form, not generally known to the public, of and relating to the Company and its business and existing and prospective customers, suppliers, investors and other associated third parties ("**Confidential Information**"). Each Investor Member further understands and acknowledges that this Confidential Information and the Company's ability to reserve it for the exclusive knowledge and use of the Company is of great competitive importance and commercial value to the Company, and that improper use or disclosure of the Confidential Information by the Investor Member will cause irreparable harm to the Company, for which remedies at law will not be adequate. Accordingly, each Investor Member agrees

(i) to treat all Confidential Information as strictly confidential, (ii) not to directly or indirectly disclose, publish or make available any Confidential Information to any Person other than the

Company, and (iii) not to access, copy or use any Confidential Information except with the prior consent of an authorized officer acting on behalf of the Company. Each Investor Member understands and acknowledges that his/her/their obligations under this Agreement regarding any particular Confidential Information begin immediately and shall continue during and after the course of his/her/their investment and/or involvement with the Company until the Confidential Information has become public knowledge other than as a result of the Investor Member's breach of this Agreement or a breach by those acting in concert with the Investor Member or on the Investor Member's behalf. Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order.

11.03 ***Proprietary Rights***.

(a) Each Investor Member acknowledges and agrees that all writings, works of authorship, technology, inventions, discoveries, ideas, and other work product of any nature whatsoever, that are created, prepared, produced, authored, edited, amended, conceived, or reduced to practice by Investor Member individually or jointly with others during the period of his/her/their investment and/or involvement with the Company and relating in any way to the business or contemplated business, research, or development of the Company (regardless of when or where the Work Product is prepared or whose equipment or other resources is used in preparing the same) and all printed, physical, and electronic copies, all improvements, rights, and claims related to the foregoing, and other tangible embodiments thereof (collectively, "**Work Product**"), as well as any and all rights in and to copyrights, trade secrets, trademarks (and related goodwill), mask works, patents, and other intellectual property rights therein arising in any jurisdiction throughout the world and all related rights of priority under international conventions with respect thereto, including all pending and future applications and registrations therefor, and continuations, divisions, continuations-in-part, reissues, extensions, and renewals thereof (collectively, "**Intellectual Property Rights**"), shall be the sole and exclusive property of the Company.

(b) For purposes of this Agreement, Work Product includes, but is not limited to, Company's information, including plans, publications, research, strategies, techniques, agreements, documents, contracts, terms of agreements, negotiations, know-how, computer programs, software design, web design, work in process, databases, manuals, results, developments, reports, graphics, drawings, sketches, market studies, formulae, notes, communications, algorithms, product plans, product designs, styles, models, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, client information, customer lists, client lists, manufacturing information, marketing information, advertising information, and sales information.

(c) Each Investor Member hereby irrevocably assigns to the Company, for no additional consideration, the Investor Member's entire right, title, and interest in and to all Work Product and Intellectual Property Rights therein, including the right to sue, counterclaim, and recover for all past, present, and future infringement, misappropriation, or dilution thereof, and all rights corresponding thereto throughout the world. Nothing contained in this Agreement shall be construed to reduce or limit the Company rights, title, or interest in any Work Product or Intellectual Property Rights so as to be less in any respect than that the Company would have had in the absence of this Agreement.

(d) During and after the period each Investor Member's investment and/or involvement with the Company, each Investor Member agrees to reasonably cooperate with the Company at the Company's expense to (i) apply for, obtain, perfect, and transfer to the Company the Work Product and Intellectual Property Rights in the Work Product in any jurisdiction in the world; and (ii) maintain, protect, and enforce the same, including, without limitation, executing and delivering to the Company any and all applications, oaths, declarations, affidavits, waivers, assignments, and other documents and instruments as shall be requested by the Company. Each Investor Member hereby irrevocably grants the Company power of attorney to execute and deliver any such documents on the Investor Member's behalf in his/her/their name and to do all other lawfully permitted acts to transfer the Work Product to the Company and further the transfer, issuance, prosecution, and maintenance of all Intellectual Property Rights therein, to the full extent permitted by law, if the Investor Member does not promptly cooperate with the Company's request (without limiting the rights the Company shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be impacted by the Investor Member's subsequent incapacity.

(e) To the extent any copyrights are assigned under this Agreement, each Investor Member hereby irrevocably waives, to the extent permitted by applicable law, any and all claims the Investor Member may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure, and withdrawal and any other rights that may be known as "moral rights" with respect to all Work Product and all Intellectual Property Rights therein.

(f) Each Investor Member understands that this Agreement does not, and shall not be construed to, grant the Investor Member any license or right of any nature with respect to any Work Product or Intellectual Property Rights or any Confidential Information, materials, software, or other tools made available to him/her/them by the Company.

11.04 *Noncompete*.

(a) Each Investor Member agrees not to engage in any Prohibited Activity in any location in the United States, for so long as such Member holds equity interests in the Company and for a period of two (2) years thereafter. The term "Prohibited Activity" means to, directly or indirectly (whether for compensation or otherwise), alone or as officer, director, stockholder, partner, associate, employee, agent, principal, compete with, invest in, own, manage, operate, finance or control, or participate in the ownership, management, operation, financing, or control of, or be in any manner connected with any person or entity that is engaged or plans to engage in any business that provides any services or products in competition with the Company. The foregoing provisions shall not apply to investments in shares of stock of a corporation traded on a national securities exchange or on the national over-the-counter market which shall constitute less than one percent (1%) of the outstanding shares of such stock of such corporation.

(b) Subject to the foregoing, the Investor Members of the Company at any time and from time to time may engage in and possess interest in other business ventures of any and every type and description, independently or with others, that do not compete with the Company, with no obligation to offer to the Company or any other Member the right to participate therein.

(c) Each Investor Member further agrees that the covenants in this **Section 11.04** are reasonable with respect to duration, geographical area, and scope, and acknowledges that the non-compete for restricted activities is the only and most limited way to adequately protect the Company's good-will and legitimate business interests.

ARTICLE XII. GENERAL PROVISIONS

12.01 ***Offset.*** Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

12.02 ***Notices.*** Except as expressly set forth to the contrary in this Agreement, all notices, requests or consents provided for or permitted to be given under this Agreement must be in writing and must be given either by depositing that writing in the United States mail, addressed to the recipient, postage paid, and registered or certified with return receipt requested or by delivering that writing to the recipient in person, by courier, or by electronic mail transmission; and a notice, request, or consent given under this Agreement is effective on receipt by the Person to receive it. All notices, requests, and consents to be sent to a Member must be sent to or made to the address provided for that Member on **Schedule I** or such other address as that Member may specify by notice to the other Members. Whenever any notice is required to be given by law, the Certificate or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

12.03 ***Entire Agreement.*** This Agreement constitutes the entire agreement of the Members and their Affiliates relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

12.04 ***Effect of Waiver or Consent.*** A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

12.05 ***Amendment or Modification.*** This Agreement may be amended or modified from time to time only by a written instrument adopted by the Manager and executed and agreed by a Members' Approval.

12.06 ***Binding Effect.*** Subject to the restrictions on dispositions set forth in this Agreement, this Agreement is binding on and inures to the benefit of the Members and their respective heirs, legal representatives, successors and assigns.

12.07 ***Governing Law; Severability.*** THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF TEXAS, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the
event of a direct conflict between the provisions of this Agreement and (a) any provision of the Certificate, or (b) any mandatory provision of the BOC, the application provision of the Certificate or the BOC shall control. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances is not affected thereby and that provision shall be enforced to the greatest extent permitted by law.

12.08 ***Further Assurances.*** In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and

instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

12.09 ***Waiver of Certain Rights.*** Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

12.10 ***Representation***. Each of the Members acknowledges and understands that The South Texas Business Lawyers, PLLC has represented the Company in connection with the preparation of this agreement, and that The South Texas Business Lawyers, PLLC has not represented any of the Members regarding this agreement or the transactions contemplated hereby. Each of the Members acknowledges and affirms that such Member has had the opportunity to and has been advised to consult with legal counsel of its choosing regarding this Agreement and the transactions contemplated hereby and that it has not relied upon The South Texas Business Lawyers, PLLC to provide it with any legal or tax advice, nor has The South Texas Business Lawyers, PLLC provided any such legal or tax advice.

12.11 ***Construction.*** Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits are to Exhibits attached hereto, each of which is made a part hereof for all purposes.

* * * * *

The undersigned, being all of the Members and the Manager of the Company and having executed the following Counterpart Signature Pages, have caused this Company Agreement to be duly adopted by the Company effective as of the Effective Date.

[THE COMPANY, MEMBER AND MANAGER COUNTERPART SIGNATURE PAGES TO FOLLOW]

EXHIBIT A DEFINITIONS

The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

"**Additional Member**" has the meaning set forth in **Section 3.03(a).**

"**Adjusted Capital Account**" means, with respect to any Member as of the end of any fiscal year of the Company, such Member's Capital Account (i) reduced by those anticipated allocations, adjustments and distributions described in Section 1.704-1(b)(2)(ii)(d)(4)-(6) of the Treasury Regulations, and (ii) increased by the amount of any deficit in such Member's Capital Account that such Member is deemed obligated to restore under Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) or 1.704-2(i)(5) of the Treasury Regulations as of the end of such fiscal year.

"**Affiliate**" means, when used with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person, provided that the Company shall not be deemed to be an Affiliate of any Member. For purposes of this definition "control," when used with respect to any specified Person, means the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities or other equity interests, by contract, by family relationship or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

"**Agreement**" has the meaning set forth in the Preamble.

"**Bankruptcy**" means, with respect to a Member: (i) an assignment of all or substantially all of the assets of such Member for the benefit of its creditors generally; (ii) the commencement of any bankruptcy or insolvency case or proceeding against such Member which shall continue and remain unstayed and in effect for a period of 60 consecutive days; (iii) the filing by such Partner of a petition, answer or consent seeking relief under any bankruptcy, insolvency or similar law; or (iv) the occurrence of any other event that is deemed to constitute bankruptcy for purposes of the BOC.

"**BOC**" means the Texas Business Organizations Code and any successor statute, as amended from time to time.

"**Business Day**" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the State of Texas are closed.

"**Capital Contribution**" means any contribution by a Member to the capital of the Company. The Capital Contributions of the Members are shown on **Schedule I** attached hereto.

"**Capital Account**" has the meaning set forth in **Section**

4.04. "**Certificate**" has the meaning set forth in the

Recitals.

"**Change of Control**" means (i) any sale or conveyance to another Person of all or substantially all of the assets or all of the equity interests of a Member including, without limitation, by way of merger, consolidation, liquidation or dissolution; or (ii) if any Person, or

any two or more Persons acting as a group, and all Affiliates of such Person or Persons, who prior to such time owned ten percent (10%) or less of the then outstanding voting equity interests of a Member, shall acquire, whether by purchase, exchange, tender offer, merger, consolidation or otherwise, such additional amounts of a Member voting equity interest in one or more transactions, or series of transactions, such that following such transaction or transactions, such Person or group and Affiliates beneficially own greater than fifty percent (50%) of a Member's voting equity interests outstanding.

"**Closing**" has the meaning set forth in **Section 3.05(b)**.

"**Code**" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"**Company**" has the meaning set forth in the Preamble.

"**Confidential Information**" has the meaning set forth in **Section 11.02**.

"**Covered Person**" has the meaning set forth in **Section 7.02**.

"**Drag Along Right**" has the meaning set forth in **Section 3.05(a)**.

"**Dragging Members**" has the meaning set forth in **Section 3.05(a)**.

"**Effective Date**" has the meaning set forth in the Preamble.

"**Electing Party**" has the meaning set forth in **Section 3.08(b)**.

"**Family Member**" means, with respect to a particular individual, such individual's spouse, siblings, parents and descendants.

"**Founder**" has the meaning set forth in the Recitals.

"**Initial Notice**" has the meaning set forth in **Section 3.08(b)**.

"**Intellectual Property Rights**" has the meaning set forth in **Section 11.03(a)**.

"**Interest Rate**" means a rate per annum equal to the lesser of (a) a varying rate per annum that is equal to the interest rate publicly quoted as the Wall Street Journal Prime Rate from time to time as its prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate, and (b) the maximum rate permitted by applicable law.

"**Investor Member**" means, as of the Effective Date, each of Reagan Walker and Brandon Eagan.

"**Major Decision(s)**" has the meaning set forth in **Section 6.03(a)**.

"**Member**" means any member admitted to the Company as provided in this Agreement, including the Founder and each Investor Member as of the Effective Date, but does not include any Person who has ceased to be a member in the Company or any Unadmitted Assignee.

"**Members' Approval**" means the affirmative vote, consent or approval of membership interests representing at least 75% of the outstanding Units held by Members entitled to vote and pertaining to the matter submitted to the Members for a vote.

"**Members Schedule**" has the meaning set forth in **Section 3.01**.

"**Permitted Transfer**" has the meaning set forth in **Section 3.02(a)**.

"**Permitted Transferee**" means, with respect to: (X) any Member that is an individual Person, (i) a trust or trusts solely for the benefit of the Member and/or one or more of his Family Members and/or (ii) any partnership, corporation or other entity wholly-owned by such Member and/or one or more of his or her Family Members and, (Y) any Member that is not a natural Person, (i) any partner, member, or shareholder of such Member that is a Family Member and/or (ii) one or more Affiliates of any such partner, member or shareholder of a Member.

"**Person**" means an individual, an estate, a corporation, a partnership, an association, a joint stock company, a limited liability company, a limited partnership and a trust.

"**Purchase Price**" has the meaning set forth in **Section 3.05(a)**.

"**Purchaser**" has the meaning set forth in **Section 3.05(a)**.

"**Tag Along Members**" has the meaning set forth in **Section**

3.06(a). "**Tag Along Right**" has the meaning set forth in

Section 3.06(a).

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units or any interest (including but not limited to a beneficial interest) therein.

"**Unadmitted Assignee**" means a Person that receives an interest or right in or in respect of the Company but that is not admitted to the Company as a substituted or additional Member.

"**Unit Percentage**" means with respect to Units held by the Members, the fractional share such Member holds in relation to total Units outstanding on **Schedule I**, or as otherwise amended.

"**Units**" means a unit representing a fractional part of the issued and outstanding membership interests of the Company held by the Members as set forth on **Schedule I** (as amended in accordance with this Agreement) and the rights and obligations associated with such membership interests of the Members in the Company at the relevant time, including the consent, approval and management rights of the Members and any and all other benefits to which the Members may be entitled as provided in this Agreement, together with the obligations of the Members to comply with all the terms and provisions of this Agreement; *provided, however*, with respect to Unadmitted Assignees, a Unit shall not include any rights except as expressly set forth in **Section 3.04(b)**.

"**Unrealized Gain**" means the excess, if any, of the fair market value of property distributed to a Member pursuant to **Section 5.02** or in liquidation of the Company pursuant to

Section 10.02 over the Company's adjusted basis for Federal income tax purposes in such property (determined at the time of distribution).

"**Unrealized Loss**" means the excess, if any, of the Company's adjusted basis for Federal income tax purposes in property distributed to a Member pursuant to **Section 5.02** or in liquidation of the Company pursuant to **Section 10.02** over the fair market value of such property (determined at the time of distribution).

"**Voting Rights**" means the right to vote on each matter submitted to the Members pursuant to the Act and this Agreement.

"**Work Product**" has the meaning set forth in **Section 11.03(a)**.

Signed: Chris Cook, Founder/CEO Chris Cook
Date: 3/27/26